SI 18001589 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2020
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 66521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Walnut Creek Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Elliott Road
(No. and Street)

McDonough (City) **GA** (State) **30252** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan C. Fort **(770) 320-7156**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW
yw

OATH OR AFFIRMATION

I, Dan C. Fort, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walnut Creek Capital Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Amanda E. Newman
Notary Public

AMANDA E. NEWMAN NOTARY PUBLIC HENRY COUNTY, GA Exp. 2-10-20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

WALNUT CREEK CAPITAL ADVISORS, LLC

Financial Statements and Schedules
As of December 31, 2017

With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walnut Creek Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walnut Creek Capital Advisors, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has been unable to generate significant revenues. In addition, during 2017, the U.S. Department of Justice levied and garnished the Company's bank account to collect a judgement against its member and there is no assurance that the DOJ will not continue to do so in the future.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2003.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 7, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	419
Due from registered representatives		8,545
Prepaid expenses		68
Total Assets	$	9,032

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to related party	$	42
Accounts payable	$	1,500
Total Liabilities	$	1,542
MEMBER'S EQUITY		7,490
Total Liabilities and Member's Equity	$	9,032

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES		
Commissions revenue	$	7,000
Fees from registered representatives	$	18,325
Total Revenue		25,325
EXPENSES		
Commission expense		5,000
Compliance, net of reimbursements from registered representatives		15,069
Bank fees		290
Total Expenses		20,359
NET INCOME	$	4,966

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,966
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in due from registered representatives		(5,513)
Decrease in prepaid expenses		60
Increase in accounts payable		1,500
Decrease in due to related party		(1,548)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(535)
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Distributions	$	(11,983)
NET CASH USED IN FINANCING ACTIVITIES		(11,983)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(12,518)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		12,937
End of year	$	419
SUPPLEMENTAL CASH FLOW INFORMATION		
Capital contribution arising from forgiveness of liability due to member	$	7,000

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Balance, January 1, 2017	$	14,507
Net income		4,966
Contribution of liability due to member		7,000
Distributions		(8,325)
Garnishment by US Department of Justice	$	(10,658)
Balance, December 31, 2017	$	7,490

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Walnut Creek Capital Advisors, LLC (the Company), a Georgia Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States, but primarily in the Southeast.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commission Revenues: The Company recognizes commission revenue when money-raising transactions close, generally when the transaction is funded

FASB ASU 2014-09: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in US GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is

currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

Fees from Registered Representatives: Certain registered representatives of the Company may be subject to annual minimum payments to the Company. Payments received by the Company under such agreements are reflected as revenue in the period earned.

Reimbursement from Registered Representatives: Registered representatives reimburse the Company for certain expenses pursuant to an agreement with the Company. Such reimbursements are reflected as reductions of the applicable expense in the accompanying statement of operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B—NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital deficit of $1,123 which was $6,123 below its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was nil.

NOTE C—CONCENTRATIONS

All of the fees from registered representatives were earned from three brokers in 2017.

NOTE D—RELATED PARTIES

The Company operates from premises provided by its member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E—GARNISHMENT OF CASH BY THE US DEPARTMENT OF JUSTICE

On March 2, 2017 the US Department of Justice with no advance communication removed $10,658 from the Company's operating bank account for an alleged garnishment against the Company's member. The Company believes that this action was inappropriate and is currently in the process of disputing its validity. This

garnishment had an adverse impact on the Company's maintaining its minimum net capital balance of $5,000. Management believes the minimum net capital balance has been restored in 2018 and the Company does not require any remedy from the US Department of Justice for this purpose.

NOTE F—GOING CONCERN

The Company has been unable to generate significant revenues and had deficit net capital for most of 2017. Most of the expenses of the Company are incurred on behalf of its registered representatives and are subsequently reimbursed by them. As previously stated, the Department of Justice garnished the Company's bank account to collect a judgment against its member. There is no assurance, despite the active protests and legal defenses of the Company and its member otherwise, that the DOJ will not continue to do so in the future.

The accompanying financial statements have been prepared on a going-concern basis without adjustment for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

Total member's equity	$	7,490
Less nonallowable assets:		
Due from registered representatives		(8,545)
Prepaid expeses		(68)
Net capital before haircuts		(1,123)
Less haircuts		-
Net capital		(1,123)
Minimum net capital required		5,000
Deficit net capital	$	(6,123)
Aggregate indebtedness	$	1,542
Ratio of aggregate indebtedness to net capital	Nil	

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as reported above.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walnut Creek Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Walnut Creek Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Walnut Creek Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Walnut Creek Capital Advisors, LLC stated that Walnut Creek Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Walnut Creek Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Walnut Creek Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 7, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Walnut Creek
Capital Advisors
Member FINRA & SIPC

BROKER DEALER ANNUAL EXEMPTION REPORT

Walnut Creek Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph **(k)(2)(i) of the Rule.**

Walnut Creek Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Dan C. Fort, CEO
February 9, 2018